PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

09046739

SEC Mail Processing
Section

JUL 3 1 2009

Washington, DC
110

22nd July 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 20th July 2009.

"Acquisition of additional equity in Block 12W, Vietnam"

Yours faithfully

C. Cunliffe

Stephen Huddle
Company Secretary

Enc

dw 8/12

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier" or "the Company")

Acquisition of additional equity in Block 12W, Vietnam

20th July 2009

Premier is pleased to announce that it has signed a Sale and Purchase Agreement ("SPA") and completed the acquisition from Delek Energy Systems Ltd ("Delek") of Delek Energy (Vietnam) LLC, the holding company for its 25% interest in Block 12W in the Nam Con Son Basin, offshore Vietnam. Premier is the Operator of the Block, and is progressing the development of the Chim Sáo field, containing approximately 50 mmboe of oil and gas, which is forecast to come on-stream at a rate of 25,000 boepd in late 2010 or early 2011. The block also contains the Dua oil and gas discovery.

The purchase price for the interest is $72 million in cash, before adjustments, with an effective date of 31st March 2009. This will be funded from the Company's existing cash and undrawn facilities. The SPA also provides for future payments of up to a total of $10 million contingent on the development of fields in Block 12W other than Chim Sáo.

Separately PetroVietnam Exploration and Production ("PVEP") has confirmed that it will exercise its back-in right to acquire a 15% interest in the PSC.

Following completion of both Premier's acquisition from Delek and the PVEP back-in, the interests in Block 12W will be; Premier 53.125% (Operator), Santos 31.875%, PVEP 15.000%.

Simon Lockett, Chief Executive Officer, commented:
"I am pleased that Premier has managed to secure additional equity in Block 12W at an attractive price, and look forward to welcoming PVEP to the Joint Venture on completion of their back-in."

Enquiries

Premier Oil plc	**Tel: 020 7730 1111**
Simon Lockett	
Tony Durrant	
Pelham PR	
James Henderson	**Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis	**Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov	**Tel: 020 7337 1513 / 07894 608 606**

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom